August 24, 2005

SENT VIA EDGAR

Donald Walker, Senior Assistant
Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Merchants and Manufacturers Bancorporation, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 000-21292

Dear Mr. Walker:

On July 28, 2005 Merchants and Manufacturers Bancorporation, Inc. (the "Company") responded to the comment in the letter of the staff of the Securities and Exchange Commission dated July 14, 2005 relating to the Company's Form 10-K for the year ended December 31, 2004.

On August 11, 2005 John Spitz of the Securities and Exchange Commission orally requested additional supplemental information regarding the Company's state NOLs. This letter contains the supplemental information Mr. Spitz requested.

A valuation allowance was provided against the Company's state NOL deferred tax asset because it is more likely than not that the asset will not be realized. The Company considered tax planning strategies in determining the amount of valuation allowance required. However, because of Wisconsin's separate return reporting and the regulatory constraints on income shifting opportunities from the subsidiary banks, the Company concluded that the allowance is appropriate.

Wisconsin's separate return reporting requires a separate return for each corporation in the Company's consolidated group subject to taxation in Wisconsin. The holding companies with NOLs own banks, but none of the dividend income or undistributed income of the banks is reported on the holding company's state return. The Company, as the first tier holding company, currently does charge the subsidiary banks a management fee, but the amount of this fee is limited to an arm's length amount by the bank regulators. Even with this fee income, the Company is still generating new NOLs each year.

Donald Walker, Senior Assistant
Chief Accountant
August 24, 2005

Most Wisconsin bank holding companies have this same situation, especially those with debt at the holding company level. They are all interested in generating income at the holding company level, but the Company is not aware that any of these Wisconsin bank holding companies have come up with any feasible strategies to use the state NOLs.

Please contact me at 262-827-5632 if you have any questions on any of the responses to your comments.

Best regards,

Merchants and Manufacturers Bancorporation, Inc.

/s/ Frederick R. Klug

Frederick R. Klug
Executive Vice President and
Chief Financial Officer